UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Disposal of Treasury Stock

1. Number of shares to be disposed of		Common stock	232,440
		Different classes of stocks	—

2. Disposal price of shares (KRW)		Common stock	286,000
		Different classes of stocks	—

3. Estimated disposal amount (KRW)		Common stock	66,477,840,000
		Different classes of stocks	—

4. Scheduled disposal period		Start date	2022-02-25
		End date	2022-02-25

5. Purpose of disposal			Contribution of treasury shares to the employee stock ownership association

6. Disposal method	Disposal in exchange (shrs.)		—
	Off-hours block trading (shrs.)		—
	Disposal in OTC (shrs.)		232,440
	Others (shrs.)		—

7. Entrusted brokerage company			—

8. Treasury stock holdings before disposal	Acquisition within profits available for dividends (shrs.)	Common stock	11,561,263	Ratio(%)	13.3
		Different classes of stocks	—	Ratio(%)	—
	Acquisition for other reasons (shrs.)	Common stock	—	Ratio(%)	—
		Different classes of stocks	—	Ratio(%)	—

9. Date of board resolution (decision date)			2022-01-28

- Attendance of outside directors		Present (No.)	7
		Absent (No.)	0

- Attendance of auditors (members of Audit Committee who are not outside directors)			Attended
10. Limit of buying order per day		Common stock	—
		Different classes of stocks	—

11. Other matters to be factored into investment decisions

- This decision to dispose of treasury stock is to contribute to the employee stock ownership association, and the number of shares to be disposed of are around 0.27% of issued stocks and vary according to the number of employees as of the actual date of disposal.

- The Above 2. Disposal price of shares (KRW) and The Above 3. Estimated disposal amount (KRW) are based on the closing price of January 18, 2022 and may change according to future share price fluctuations.

- The Above 6. Disposal method is scheduled to be disposed of by transferring it to the employee stock ownership association account.

- The Above 8. Treasury stock holdings before disposal and the below Holding Amount of Treasury Stock before Decision on Treasury Stock Disposal are as of the day before the resolution of the Board of Directors.

- Regarding the Above 9. Attendance of auditors (members of Audit Committee who are not outside directors), all audit committee members of the company are outside directors (all audit committee members attended)

- The 232,440 shares contributed to the employee stock ownership association are compulsorily deposited in the employee stock ownership association account for 4 years.

【Holding Amount of Treasury Stock before Decision on Treasury Stock Disposal】

(in shares.)

Methods of acquisition			Type of shares	Beginning balance	Change			Closing balance	Remarks
					Acquisition (+)	Disposal (-)	Share retirement (-)

Amount of shares acquired within profits available for dividends	Direct Acquisition	Direct acquisition in the exchange	Common stock	7,071,194	—	—	—	7,071,194	Note 2,3)
			Different classes of stocks	—	—	—	—	—	—
		Direct acquisition in OTC	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Tender offer	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Sub total (a)	Common stock	7,071,194	—	—	—	7,071,194	—
			Different classes of stocks	—	—	—	—	—	—
	Acquisition by trust contract	Number of shares indirectly held through trust contracts	Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—
		Number of shares directly held	Common stock	4,490,069	—	—	—	4,490,069	Note 2)
			Different classes of stocks	—	—	—	—	—	—
		Sub total (b)	Common stock	4,490,069	—	—	—	4,490,069	—
			Different classes of stocks	—	—	—	—	—	—

Amount of shares acquired for other reasons (c)			Common stock	—	—	—	—	—	—
			Different classes of stocks	—	—	—	—	—	—

Total (a+b+c)			Common stock	11,561,263	—	—	—	11,561,263	—
			Different classes of stocks	—	—	—	—	—	—

Note1)

The above ‘beginning balance’ represents the number of treasury stocks as of January 1, 2022, and ‘closing balance’ represents the number of treasury stocks as of January 28, 2022 which the amount to be disposed of in accordance with this decision to treasury stock disposition is not reflected.

Note2)

Conclusion of treasury stock acquisition by trust contracts (on April 10, 2020), Termination of trust contract for acquisition of treasury stocks (on April 12, 2021), Decision on issuance of exchangeable bonds and disposal of treasury stock (on August 13, 2021) are disclosed on Financial Supervisory Service and Korea Exchange.

Note3)

Treasury stocks include shares (2,980,162 shares) subject to conversion of exchangeable bonds which are issued on September 1, 2021. Disposal of treasury stocks subject to conversion of exchangeable bonds are confirmed when exchange right of exchangeable bonds is exercised and shares have been deposited into the Korea Securities Depository.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: January 28, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President